UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
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SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 3)*
VANTAGE DRILLING COMPANY
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G93205113
(CUSIP Number)
Steven R. Berger, Esq. Vedder Price P.C. 1633 Broadway 47th Floor New York, NY 10019 (212) 407-7714
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 21, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. G93205113

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). F3 Capital
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	93,791,794
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	93,791,794
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	93,791,794
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	46.48%
14.	Type of Reporting Person (See Instructions)
CO

CUSIP No. G93205113

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). Hsin-chi Su
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	93,791,794
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	93,791,794
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	93,791,794
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	46.48%
14.	Type of Reporting Person (See Instructions)
IN

Introduction

This Amendment No. 3 to Schedule 13D on the Ordinary Shares (the “Shares”) of Vantage Drilling Company, a Cayman Islands corporation (the “Company”) is being filed on behalf of the undersigned to amend the Schedule 13D as originally filed on June 3, 2009, as amended by Amendment No. 1 to Schedule 13D filed on September 8, 2009 and by Amendment No. 2 to Schedule 13D filed on November 20, 2009 (the “Schedule 13D”).  The purpose of this Amendment No.3 is to report the exercise of Warrants to acquire Ordinary Shares by the Reporting Persons and the issuance of Ordinary Shares upon conversion of loans, both of which have been previously reported as beneficially owned by the Reporting Persons.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 1.    Security and Issuer

The Schedule 13D and this Amendment No. 3 to the Schedule 13D (collectively, this “Statement”) relate to the Ordinary Shares  (the “Shares”) of the Company.  The principal executive offices of the Company are located at 777 Post Oak Blvd., Suite 610, Houston, Texas 77056.

Item 2.    Identity and Background

(a)    This Statement is being filed by:  (i) F3 Capital, a Cayman Islands corporation (“F3”), and (ii) Hsin-chi Su (“Nobu Su”), the sole shareholder of F3 (together being referred to hereinafter as the “Reporting Persons”).

(b)    F3 Capital is a Cayman Islands corporation, with its principal business address c/o Campbell Corporate Services Limited, Scotia Centre, P.O. Box 268, Grand Cayman KY1-1104, Cayman Islands.  F3 is wholly-owned by Nobu Su.

Nobu Su is a citizen of the Republic of China, and his principal business address is 8F No 126 Sec 1 Jianguo N. Road, Jhongshan District, Taipei City 104, Taiwan.

(c)    The principal business of F3 is to carry on the business of investing in securities in accordance with an investment strategy determined by Nobu Su, and more particularly, for investing in the securities of the Company.

The principal occupation of Nobu Su is to act as Chief Executive Officer of TMT Co., Ltd., which owns and operates an international fleet of shipping carriers.

(d) (e)    During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

In June 2008, F3 sold to the Company all of the outstanding shares of Offshore Group Investment Limited (OGIL) in consideration for the issuance to F3 of 33,333,333 Ordinary Shares (the “Initial Shares”) of the Company and 25,000,000 Warrants (the “Initial Warrants”) to purchase Ordinary Shares at an exercise price of $6.00 per share and for additional consideration including the assumption of liabilities with respect to the purchase of four jack-up drill rigs.  Such acquisition and the issuance of the Initial Shares and the Initial Warrants (and the Ordinary Shares issuable upon exercise of the Initial Warrants) was approved by the shareholders of the Company.  Since the date of the original transaction, F3 has been providing the Company with additional capital, in a number of separate transactions consisting of loans, equity investment and renegotiation of contracts, in order to assist the Company in meeting its debt obligations and working capital needs.

In November 2008, the Company reached an agreement to restructure its ownership in the Platinum Explorer, a 12,000-foot ultra-deepwater drillship.  Vantage Deepwater Company, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (“Deepwater”), and F3 entered into a Share Sale and Purchase Agreement (the “Purchase Agreement”) relating to Mandarin Drilling Company, a Marshall Islands corporation (“Mandarin”), that owns the construction contract for the Platinum Explorer.  Pursuant to the terms of the Purchase Agreement, Deepwater agreed to purchase from F3 an aggregate of 4,500 ordinary shares of Mandarin (constituting 45% of the outstanding shares of Mandarin) in consideration for payments in the aggregate of $189.75 million in respect of the drillship of which $40.0 million had previously been paid, and the Company’s issuance of warrants to purchase up to 1,980,000 Ordinary Shares at an exercise price equal to $2.50 per share (the “New Warrants”).  Pursuant to anti-dilution provisions contained in the warrant, additional shares may be issued to F3.

Pursuant to a loan agreement dated December 18, 2008 (the “December Loan Agreement”) between the Company and F3, the Company borrowed $10.0 million from F3.  The loan is unsecured and bore interest at a rate of 7% per annum through February 18, 2009, and thereafter at 10% per annum.  At any time prior to the repayment date, subject to shareholder approval, F3 had the right to convert the outstanding amount under the December Loan Agreement into Ordinary Shares at price equal to the greater of

(a) $0.80 per share or (b) the average closing price of the ordinary shares for the five trading days preceding the date of conversion.  As of December 18, 2008, F3 elected to convert the outstanding amount owed under the December Loan Agreement into Ordinary Shares at a price equal to $0.95 per Share.  At the Extraordinary General Meeting of Shareholders of the Company, held on December 21, 2009, the shareholders approved the issuance to F3 of 10,655,865 Ordinary Shares for the conversion of the principal amount of the loan (the “December Shares”).  The December Shares have been previously included in the statement of F3’s beneficial ownership of Ordinary Shares.  Accrued interest on the loan is payable in cash at the time the Ordinary Shares are issued.

On January 7, 2009, Deepwater entered into an agreement whereby it agreed that in place of US$10,000,000 that it was obliged to pay to Mandarin and/or Valancia Drilling Corporation, a Marshall Islands corporation, pursuant to the Purchase Agreement in consideration of allowing its option to purchase the construction contract for the Titanium Explorer, a 12,000-foot ultra-deepwater drillship, to lapse, the Company issued to F3 7,299,270 Ordinary Shares at $1.37 (the “Termination Shares”).

On January 9, 2009, the Company entered into a subscription agreement with F3, pursuant to which the Company issued and sold to F3 5,517,241 Ordinary Shares (the “January Shares”) in consideration of $8,000,000.  The proceeds of the offering were used to fund the Company’s portion of the collateral for a performance bond obligation for Mandarin in connection with a drilling contract and for general corporate purposes.

Pursuant to a loan agreement dated March 3, 2009 (the “March Loan Agreement”) between the Company and F3, the Company borrowed $4,000,000 from F3 for working capital purposes.  The loan is unsecured and bore interest at 8% per annum through June 30, 2009, and thereafter at 10% per annum.  Principal and accrued interest, under the March Loan Agreement, unless accelerated, are due and payable on June 30, 2009.  On March 3, 2009, F3 elected to convert the outstanding amount owed under the March Loan Agreement at $1.02 per Share, the closing price of the ordinary shares on that day.  At the Extraordinary General Meeting of Shareholders of the Company, held on December 21, 2009, the shareholders approved the issuance to F3 of 3,921,569 Ordinary Shares for the conversion of the principal amount of the loan (the “March Shares”).  The March Shares have been previously included in the statement of F3’s beneficial ownership of Ordinary Shares. Accrued interest on the loan is payable in cash at the time the Ordinary Shares are issued.

In the initial filing of the Schedule 13D, F3 reported the beneficial ownership of 25,000,000 Initial Warrants, with an exercise price of $6.00 per Share.  Between April 22, 2009 and November 16, 2009, F3 exercised 24,850,000 of the Initial Warrants to purchase 24,850,000 Ordinary Shares.  Since the date of filing of Amendment No. 2 to the Schedule 13D, F3 exercised the remaining 150,000 Initial Warrants to acquire 150,000 Ordinary Shares on November 24, 2009.  These Ordinary Shares have been previously included in the statement of F3’s beneficial ownership of Ordinary Shares.

On August 31, 2009, F3 purchased 8,064,515 Ordinary Shares at $1.55 per Share in a public offering by the Company, which offering was registered with the Securities and Exchange Commission,

The beneficial ownership by F3 and Nobu Su of Ordinary Shares consists of the following:  93,719,794 Ordinary Shares and 1,980,000 Shares which may be issued upon the exercise of the New Warrants.  The 93,791,794 Ordinary Shares beneficially owned by the Reporting Persons constitutes 46.48% of the outstanding Ordinary Shares, as reported by the Company on a fully-diluted basis (based on the Company’s most recent filings with the Securities and Exchange Commission).

Item 4.    Purpose of Transaction

The Reporting Persons originally acquired the Initial Shares and the Initial Warrants in consideration for the transfer of assets to the Company, which had been organized as a special purpose acquisition vehicle.  Since the initial closing date, the Reporting Persons acquired additional Ordinary Shares for the purposes of providing working capital to the Company.

In providing additional capital to the Company and in pursuing or facilitating future business opportunities for the Company, the Reporting Persons continually analyze the operations, capital structure and markets of the Company as well as monitor developments in the industry.  From time to time, the Reporting Persons have held and may hold discussions with third parties with respect to additional financing opportunities and strategic plans involving the Company.  Such discussions have included and may, from time to time, include, suggestions regarding structural changes in the operations and capitalization of the Company in order to afford the Company the best opportunities to realize its strategic plans and enhance shareholder value.  While the Reporting Persons have no immediate proposals, as of the date of the events disclosed in this filing, these discussions have included and may include transactions that could or would result in:

(a)	the acquisition by the Reporting Persons of additional securities of the Company, or the disposition by the Reporting Persons of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(c)	A sale or transfer of a material amount of assets of the Company;

(d)	A change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	A material change in the present capitalization or dividend policy of the Company;

(f)	Another material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the consequences described in clauses (a) through (j) above), or formulate and implement plans or proposals with respect to any for the foregoing.  The Reporting Persons reserve the right to act in concert with any other shareholders of the Company, or persons who may become shareholders of the Company after the date of this filing, for a common purpose should they determine to do so, and /or to recommend courses of action to management and the shareholders of the Company.

Item 5.    Interest in Securities of the Issuer

(a)
As of the date hereof, F3 may be deemed to be the beneficial owner of an aggregate of 93,791,794 Ordinary Shares, constituting approximately 46.48% of the Ordinary Shares outstanding, as publicly reported by the Company, on a fully diluted basis.

As of the date hereof, Nobu Su may be deemed to be the beneficial owner of an aggregate of 93,791,794 Ordinary Shares, constituting approximately 46.48% of the Ordinary Shares outstanding, as publicly reported by the Company, on a fully-diluted basis.

(b)
As of the date hereof, F3 and Nobu Su have the shared power to vote and the shared power to dispose or direct the disposition of 93,791,794 Ordinary Shares.  The Shares issuable upon the exercise of the New Warrants have not yet been issued, and accordingly, cannot be transferred or voted.

(c)	Except as set forth in Item 3 of this Schedule, the Reporting Persons have not effected any transaction in the Ordinary Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Schedule, none of the Reporting Persons has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company.

Item 7.    Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2010
Date
/s/ HSIN-CHI SU
Signature
Hsin-chi Su, President, F3 Capital
Name/Title

January 4, 2010
Date
/s/ HSIN-CHI SU
Signature
Hsin-chi Su
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)